Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725

SIEBEL SYSTEMS, INC.
September 14, 2005
3:45 p.m. CDT

Coordinator	At this time, all participants are in a listen-only mode. After the presentation, we will conduct a question and answer session. Today’s conference is being recorded. If you have any objections, you may disconnect at this time. Now, I would like to turn the meeting over to Mr. Perry Keating. Sir, you may begin.

P. Keating	Thank you very much. Well, good morning, good afternoon, and good night, gang. Appreciate everybody taking some time out. It’s always a challenge to be the new guy and have to go through the introduction and then, of course, we have exciting news to talk about, so it’s sort of a doubly good time to have a call.

There are probably three parts to this call. The first part is I’ll tell you a little bit about myself. The second part is want to go a little bit over the recent announcement that we made with our being acquired by Oracle and then, the third part, which will probably be the longest part, which is we already have some questions and, certainly, we’ll be glad to take any questions. So, those are the three areas we’d like to focus on.

So, having said that, why don’t we go ahead and get started? My name is Perry Keating and I am the new Senior Vice President in charge of global services and I am thrilled to be here. A little bit about me, I came from about ten years with BearingPoint, which used to be the consulting arm of the audit, tax and consulting firm, KPMG. While I was there I ran what was what we called the enterprise solutions group, which consisted of the global Siebel practice, the global Oracle practice, the global SAP, PeopleSoft, and the world-class finance practice. It was about a $1.5 billion, $1.6 billion business. We were operating in virtually every major country in the world, so I was excited to get the opportunity to come here. That’s what I had done before that.

Prior to BearingPoint and KPMG, I had been the Director of Strategic Marketing for PeopleSoft. I had also been a Senior Practice Director at Oracle Corporation. Prior to that, I had been a Consulting Center Manager, which is roughly the equivalent of being a partner in an accounting firm for a company called James Martin and prior to that, I had been in the United States Army and had traveled around the world courtesy of those folks.

From an education standpoint, I went to Tulane University, which is located in the lovely town of New Orleans, which is currently under water, which is kind of a little bit sad. And I had received my MBA from Virginia Tech.

On a personal front, I’ve been married for ten years. I have three little ones. I have a little guy who is six and I have twin girls that will be a year old in a couple of weeks.

From a management style, from a little bit about me, I am an out and about guy. I probably travel a couple hundred thousand miles a year, which gives me the right to sit in the front of the airplane using my mileage points. I like to come out and visit customers a lot. I like to come out and visit employees a lot.

I think you’ll find that whenever I’m in a town for more than a couple of days, I will have some sort of breakfast or lunch or afternoon event where people can come on by and chat. Glad to talk about customer stuff. I’m glad to talk about technical stuff and I’m glad to talk about good things that we’re doing. So, hopefully, you’ll find that enjoyable. I certainly do like spending a lot of time out.

So, that’s a little bit about me. At the end of the call, again, if you want to ask any more questions, I’m glad to go over that.

Let’s move to sort of the second piece of this. Let’s move to the sort of recent set of announcements that we had. We, Siebel, had agreed to be acquired by Oracle. The per share price was $10.66 and now we start sort of the dance, if you will, on getting that approved and moving that forward, so there are a lot of questions, I think, about why we would do that and why would do that now.

I think, if you listen to the press releases and you listen to the announcements that Oracle said, certainly, I think they realize that the Siebel product suite, the Siebel services group, the Siebel engineering folks, and Siebel overall was the dominant player in the CRM space. They acknowledge that and I think that they realized that they had a gap in their product suite and they wanted to fill that gap. So, I think when you hear them talk about all the nice things that they say about us, you hear them talk about Siebel being the cornerstone of their go-forward currently and go-forward long-term plan as it relates to the CRM and the CRM areas that we’ve been so good at.

I think, if you’re Oracle, there is a strategic rationale for doing that, which is they’re trying to get the best of breed and put it together. Five or six years ago, clients were inclined to buy a best of breed and put it all together. I think now that clients are starting to consolidate that and starting to really go with sort of a suite of products, so, therefore, this makes good sense in terms of what you see from the customer base.

This is also an interesting time in the fact that both Oracle and Siebel and, quite frankly, SAP, are coming up with next generation of applications, so this is a good time to put all that together. Oracle has clearly been on an acquisition spree probably for the last several months. Started last year with the PeopleSoft acquisition and they’ve been putting all of that together, so I think it ends up in a pretty compelling story.

So, I think one of the questions you end up with is why would we want to do this now? I think that this is a good move for Oracle. I think this is a good move for Oracle shareholders. I think this is a good move for Siebel. I think it’s a good move for Siebel shareholders, for Siebel employees, but I think probably most importantly I think it’s a good move for the customers and I think customers are demanding a product suite that covers front office to back office. So, certainly, the larger multi-national customers would like all of that put together, so I think there has been a real push from the customer base to go do it and, as you all know, we have always been about the customer. So, I think there is a lot of momentum from a lot of constituents to say this is a good time to go through it.

So, you always think what does this mean for us? I think, if you listen to Oracle, you hear them talk about what they’re going to do with the product suite. You hear what they’re going to do with the processes we have. You hear what they’re going to do with the functionality that we’ve created. They talk about Siebel being their CRM answer. You hear Larry Ellison saying we, Oracle, with this move are now the number one player in CRM.

So, when you hear them talk about their new product suite, which is called Fusion, you hear them talk about, again, public statements that certainly have been on a number of calls on analyst calls that they’ve made that have to talk about all of this being sort of the front answer for the new project and the new project Fusion. So, I think that’s good news for us.

The other thing I think that is sort of cornerstone to this is we already have industry-specific solutions and Oracle is moving in that direction. They have acquired some industry specific stuff. I think they will continue in that fashion and I think the fact that we’re already down that path makes it more enticing and they are going to continue going down that path.

Interestingly enough, Oracle has some strong areas that we’re probably not so strong in and we have some very strong areas that they’re not so strong in, so it actually turns out to be much more of a complimentary than I think a collision kind of situation. So, I think that sort of is a recap of the events and sort of some of the announcements that have come out. I think there will be a lot of press on what other people think it means. I think if you’re trying to figure out how to sort through the waters, you’d rather listen to what Oracle and Larry Ellison and what Siebel and Tom Siebel have to say than sort of the analysts at your favorite investment banker because I think they are speculating much more than they actually know the facts.

I think the one other question that comes to mind, certainly, is so, what does this mean for us? And I think what this means for us in services is actually pretty good news. Oracle has bought a new product, bought a whole suite of new products and they’re going to need the capability to implement those products and service those products and have training around those products on a global basis for a huge customer base. If they don’t have that talent themselves, they are going to be looking for us to provide that talent.

For the services group, I think this is pretty exciting news, so if Oracle had acquired a database company, they have plenty of database, but them acquiring Siebel, I don’t think they have Siebel folks. I don’t think they have the ability to service this product line. They certainly don’t have the ability to service this product line on a global basis, so they’re going to be looking for us to do that.

I think there will be an up tick in education for us. I think there will be an up tick in services for us because I think we’ll have a whole new set of customers that are going to want for us to service those new products. If you’re Oracle, it’s a new product, but I think there will be new customers that will want to move into that suite. So, I think that is actually exciting news for us.

If you talk about sort of what should we do and what should we do today and what should we do for the next little bit? So, we are clearly at the end of sort of we’ve agreed. I think we are two separate companies. We need to behave as two separate companies. We have a Q3 close coming and with that Q3 close, we need to do all the things that it needs to do to have a good Q3 close.

We need to close our pipeline and get all the stuff closed down. We need to get all our contracts signed, so we can have all the revenue we can have.

We need to get all of our timesheets in and make sure that we get all the revenue that we have. We need to make sure we get all our bills out and make sure we get all of our cash collected and do the things that we normally do for Q3.

We’re starting the process, very normal process for us to start for Q4 planning on what do we think we need to do for Q4. We’re starting the processes for what do we think we need to do for Q1 of next year. And we need to continue going down that path of growing our business, growing our margins, making sure all our contracts are signed, making sure all our timesheets are in, making sure all of our paperwork gets done, so I think that that is sort of the focus of running the business. It’s always interesting to speculate a little bit, but I think that is really the focus of the areas that we need to go to.

That probably covers sort of the first set of my thoughts in terms of a little introduction on me and sort of the highlights of where I think things are going. We have a whole set of questions that have already come in. I have the whole services leadership here and I’m going to ask some folks to help me out here a little bit to go over some of this, so you have some sense and then, after that, we’ll open it up and take questions live.

I think we have had a whole series of questions on sort of what is next from an acquisition standpoint, so I have asked Steve to be able to give us sort of the two-minute version here on what are the next steps as an acquisition process, so we all have a better sense of what that is going to be. So, Steve, if you are still with us, if you could cover that, that would be great.

Steve	Sure. Thanks, Perry. So, basically, where we’re at at this point is that Siebel’s board and Oracle’s board have agreed to become one. Now, what will take place is a series of regulatory reviews by such organizations as the SEC, the Justice Department, the stock exchange, and so forth and they’ll ask for a series of information and usually, it will take a couple rounds of inquiry to determine whether or not they will approve it. At that point, it will also go before the EU, which will, once again, do the same type of review.

Assuming all those reviews pass and all the regulatory agencies approve it, then the acquisition would move forward and they would go ahead and kick off an integration team at that time, but not before. The timing on this is really not known. The press announcement said early 2006, but, frankly, it really comes down to how long it takes for those regulatory agencies to do what they need to do to be satisfied that this is not some sort of monopolistic behavior and allow the acquisition to move forward.

So, that pretty much will cover where it stands at this point in time, Perry.

P. Keating	Alright. Thanks, Steve.

Steve	Sure.

P. Keating	We’ve also had a whole series of questions sort of so all of what Steve just articulated and says now we’re all about to become Oracle employees. So, I know there has been a whole series of questions from an HR standpoint, how does that happen. So, again, I’ve asked for some help here. So, Beth, we just go through with Steve’s process and now we’ve all agreed on a date, so what kind of happens to us a little bit? Can you give us some insight into that?

Beth	Sure. Absolutely. Kind of, as Steve indicated, we’re going to overlap a little bit. From the HR side, I think the tons of questions that are coming in are questions around what happens to my benefits? What happens to my compensation, my ESPP, pension plan, and integration issues?

All those types of questions are going to be answered during the integration planning phase. We go through a very rigorous process where we will map all of our programs and processes together, come up with answers that work to the best interest of both companies and the employees. Those answers will be communicated out through various forms of communication and, most likely, an orientation for all the employees.

So, as we get closer to the close of the transaction, all the employees will receive offer letters. They’re going to be getting offers from Oracle and they’ll have orientations and Q&A sessions to kind of go over your particular situations and any questions you might have. After the date of close, the next day you are officially Oracle employees. Means you’ll carry a badge. You’ll be subject to all of their programs and processes. You get the use of their facilities and out here in California, they’re known for having a really great gym that we all can take advantage of. If you happen to not get an offer from Oracle, which we hope in this case in services we’re not expecting most people to not get offers, you would then be getting the severance per the change of control agreement the employee retention plan that you all can find on mySiebel according to your level of management level and that’s about it.

P. Keating	Okay. Well, thank you very much. So, there has actually been a whole series of questions that have come in. I’ll start with a few of them and then I’ll hand them off and then we’ll open up the microphone. So, the number one question seems to be, Perry, what were you thinking? Why did you join Siebel? And then, of course, the week after I join, we come to this agreement. So, why did I join Siebel has been the number one question the entire time that I’ve been here, so I’ll be glad to answer that.

I joined Siebel because I think that Siebel has great marquee. I think that Siebel is a great company that has done great things. I think that they absolutely have dominated the CRM marketplace and I wanted an opportunity to be a part of that. I think that, if you’re in the service firm and a pure services firm like I was, everybody is a services person. I think here I would have the opportunity to be the head of services, which I think had some appeal for me personally to sort of be the head of services versus, even though I was the biggest part of BearingPoint, everybody else was in services, so it was sort of we were all in the same business. I think that the new products and the new architecture and I think the sort of reinvigorated management team were real appeals to come here.

I think the events of the weekend and Monday and Tuesday have not changed any of that. I still think that all the things I thought before, which is I still think that Siebel as a part of Oracle has a great marquee, great ownership of its marketplace, and will continue to do great things. I still think the new architecture is very exciting. I think it has huge implications for us in services. I think we will get to do some very exciting things we have never done before, so I am actually very excited about that.

So, even though it looks like, how could you either get so lucky or how could you get here and have the team acquired right after that, I think my reasons for coming here my answer is the same pre- and post-the announcement.

The next series of questions seem to be now, given this announcement, what do you want to do for the next three months or what do you think you’re going to do for the next six months? We have a plan for Q3 and we need to close that out. What I would like to see us do for Q4 is I’d like us to see increased revenue. I’d like us to increase margin. I’d like us to do great things for customers across the board from a consulting standpoint, from an education standpoint. I’d like to see us grow more in Europe. I’d like to see us grow more in Asia Pac. I’d like to see us grow more in the Americas.

So, those are sort of the things I think we’re going to get done in the next three months and I think we’ll continue those for the first part of Q1 of 2006. Don’t know how much longer it will be after that before the deal is done, but we’ll keep playing business as usual until the acquisition happens or until the final acquisition happens and then, certainly, I think like many people, both on the management team of services as well as the individual competitors, we’ve got lots of stuff to go do at Oracle. So, I’m pretty excited to go do that. So, those are some of the things that I’d like to see focused on.

I am a pretty huge HR advocate, so I spend a lot of time with employees and a lot of time out. So, I think that will be sort of some other areas that we need to go through.

There’s a series of questions about what the external analysts have said. There will be staff reductions and some have said 2,000 will go and some of said 3,000 will go and so on and so on. With all due respect to the investment banker and the analyst community, I find that they tend to not know very much of what they’re talking about. I think they have some sense of when companies merge that there are some functions that get consolidated.

I think for Oracle it’s probably as 50,000, 60,000, 2,000 or 3,000 employees is less than 5% given their turnover, which is probably about at least 10%, that’s sort of the normal course of business. So, I think they are speculating. I think they are purely speculating. I think it will mean different things to different groups at Siebel.

I think for the services folks, as I stated before, there is a product line that they have to support and they don’t have the talent within their crowd right now and they’re going to be looking for us to do that. And I think that the new architecture will generate a lot of sales and a lot more interesting and more complicated consulting stuff for us. So, I think that will be very exciting. So, the staff reduction stuff, I think, by the external analysts will do those things.

Let’s see. What are some of the other questions here? Are there things we can do to increase our skills ahead of time, so we’ll be seen as valuable assets at Oracle? I think we are the ultimate valuable assets for Oracle. They just paid several billion dollars to have us join them. Certainly, I think knowledge of our product suite is a good thing. We’ll have to figure out later on whether or not we will want to end up learning more about the Oracle product suite.

One of things that we’ve talked about as a management team is migration of Oracle and PeopleSoft CRM clients to Siebel clients. Oracle has announced that they will do a module-for-module swap. We expect that there will be clients that are going to want to start doing that now to get off an architecture and to get off a product suite that they know, in essence, is going to get replaced, so we are going to start working on that. I think that that will provide us some very valuable skill sets that will be good for a good time in the future.

Questions about what will happen to the customer experience blueprint, as long as we’re in business doing what we’re going to do, we’re going to go forward with the customer experience blueprint. Oracle has some similar kind of stuff, so we’ll probably have to chat with them about what that means.

Will Siebel products completely replace the Oracle CRM products? Certainly, Oracle has announced that Siebel will be the centerpiece of the CRM suite, both from a products and a services standpoint. I’m sure that in Project Fusion that they will end up consolidating and ending up with one product suite on a go-forward basis, but will they in essence stop Oracle CRM tomorrow morning? Probably not.

Is there a hiring freeze in affect? The answer is no. We have a Q4 plan and the beginning of a Q1 plan that has growth. We will continue to hire and continue to staff to our plan, so we will continue to do all the things that we normally would do in the normal course of business. So, we will continue to hire in the services group, certainly, on an around the world basis.

Okay. So, that was the list of questions that we already had. At this point, operator, are you still with us?

Coordinator	Yes, I am.

P. Keating	Alright. There you go, so we’re ready to field questions from the audience.

Coordinator	Thank you.

P. Green	Hey, Perry, while we’re waiting for the first question, this is Paul Green, I’m just sitting here with Rick Clemmons that drives our general implementation practices and both he and I used to work at Oracle, as I know you did, as well. So, the first thing I’d say is it’s a pretty cool place and I’m personally pretty excited to be back there.

People that we’ve been speaking to what’s interesting is that within Oracle there appears to be a huge level of excitement and Rick even got the comment from some of their consulting leaders that they can’t wait for

eBiz, which kind of tells you how much in need they really are of our stuff because I think for some of us eBiz is something we’d like to get rid of.

But, certainly, Oracle is really looking for some of the things that we bring to the table and it’s a very friendly acquisition, which is extraordinarily distinct from, I think, the PeopleSoft experience. I don’t know if you have a comment on how this differs from the acquisition of PeopleSoft.

P. Keating	Yes. Good thought. Certainly, the PeopleSoft acquisition was very entertaining. In my previous job having had both the Oracle and PeopleSoft practices, it was certainly entertaining, the wear a bulletproof vest and I’m going to shoot your dog. That was certainly very entertaining.

Interestingly enough, PeopleSoft employees when they came over actually did phenomenally well. Oracle has had a real track record of what I call deploying the best team, so not only if there are two people who sort of have somewhat overlapping jobs at picking the best player, but also at redeploying the best players to go do other things. I think the Oracle employees were, quite frankly, a little surprised that so many PeopleSoft executives, PeopleSoft management and PeopleSoft staff got as many leadership jobs, as well as staff jobs, and there was actually not nearly after such a bloody acquisition process that they actually did phenomenally well.

As you point out, this one is much friendlier. We didn’t have any of that, so this one is much friendlier. They are very excited about us coming. I assume that we will do better than PeopleSoft did, so, again, from a leadership standpoint, as well as from a staff standpoint, and this is a whole new suite of products with less overlap than PeopleSoft had. PeopleSoft had HR and financials, but I think that Siebel, from an employee standpoint, will do phenomenally well. So, I think that your points are right on in terms of what good news this is for us.

Walter	Perry, this is Walter speaking. Just to provide a comment from Europe and, particularly, I can’t agree more on basically what has been said, but I’d like to comment on customer reaction so far.

P. Keating	Sure.

Walter	And interesting enough, I’ve been having some meetings the last couple of days and, basically, I had some conversations with Telecom Italia. I was yesterday at the kick off meeting here in Spain for Indaba. I heard about ..., surprising enough because we were preparing ... communication message to pull up the customer, etc. Responses so far have been extremely positive and, basically, customers came back, but, as I say, we strongly believe about the ... that has been made by the part of Siebel we continue to exist within Oracle. But the most appreciated point was that these two completely weigh the viability issues, so they have been absolutely pleased with the thought that they don’t see the risk around anymore, so that was very pleasant, I guess.

P. Keating	Yes, excellent commentary. I’ve talked to GE has been a client of mine for a long, long time, probably 15, 20 years. I know Jeff Immelt and much of the executive team at GE, they get it. They got it in a second. It was almost like you didn’t even have to explain it to them. They were like, “We get it, connection front office to back office, complete suite.” They got it very quickly, so I think that for me was sort of real affirmation.

Certainly, other clients that I have talked to and prospects they get it and they get it very quickly and very well. I think they’d actually like to see it go faster. They want to be like so, “Can you and Oracle come here and give me a joint proposal like right now?” So, I agree. I think the customer piece of this is actually going to be the easiest piece because they want the whole front office connected to the whole back office and connected to the database, so I think they got it very quickly.

B. Samargya	Perry, this is Brad Samargya. A couple of other anecdotal comments, ten minutes before a customer call at Juniper, I found out about the news and actually during the sales call shared with those folks that Oracle had acquired Siebel and their reaction was, “Fantastic. We have Oracle back office. Oracle analytics stink. We’re really looking forward to Siebel analytics.” We took that as quite encouraging.

The other shot in the arm people are overlooking is for OnDemand. I think this helps our OnDemand business a lot. I think it will be a real asset to Oracle and gives us even more viability against SalesForce.com, so lots of different segments of our business, I think, are going to benefit from this and so will our customers.

P. Keating	Yes, no question about it.

Coordinator	Sir, are you ready for audio questions at this time?

P. Keating	Yes. Do we have questions?

Coordinator	Yes. We do have a couple of audio questions.

P. Keating	Alright. Let’s go.

Coordinator	Shrigan Garkin, you may ask your question.

S. Garkin	Hello. This is Shri. One of the things that will probably come out of this is the opportunity to sunset Oracle CRM in multiple accounts and bring them onto Siebel. Are we going to start working proactively with a group to sort of pull that solution together, a solution offering in that area, starting now or are we going to wait for the merger?

P. Keating	You know, actually, that’s a great point. As a leadership team, we talked a little bit about this earlier this week and earlier today, but I think next week we are going to give some thought about just that. So, I think your thought is a great one, which is they have an opportunity to do that, but also remember, PeopleSoft and JD Edwards too, which are two other acquisitions. So, I think that there will actually be opportunity for migrating those clients to Siebel.

Oracle is going to put a program in place to let them swap it. I think it’s smart for us to put a program in place from the services standpoint because who knows the product suite better than us? Nobody, to move that, so I think your thought is a great one and I think we’ve give it just a tiny bit of thought. But I think by next week we’re going to give it some real thought, so it’s a great idea and I thank you very much for your question.

S. Garkin	Thank you.

Coordinator	Thank you. Our next question comes from Ron DeMuth. You may ask your question.

R. DeMuth	Hello, Perry. This is Ron DeMuth, Senior Consultant down here in Atlanta, Georgia.

P. Keating	Hello, Ron. This is Perry. I’ll be in Atlanta next week. We’ll come by. We’ll have some pizza or something. I’ll be there.

R. DeMuth	Super. Would welcome that. Hey, just wanted to ask, this is more on the HR side, but wanted to build on the comment made earlier regarding receiving and offer from Oracle. What, if any criteria, is typically used in a situation like this, input from the Siebel company, Siebel managers, Oracle speculations on what product lines they want to keep, i.e. analytics or order management? What kind of criteria or variables go into saying we need this global services guy?

P. Keating	Well, let’s start off, so your question is you’re wondering, as part of the integration, how do they select who they want and who they’re going to make offers to? Is that fair?

R. DeMuth	In general, yes.

P. Keating	So, I don’t know that we know the answer to that. I think, as Steve pointed out, we’ve got some regulatory hoops we’ve got to go through and I think that’s going to take a while. I don’t know how long it’s going to take, but it’s going to take probably a couple of months. The speed of the U.S. and European governments has not been rocket speed, so my guess is that that will take a while.

And I think, as Beth started to point out, once that piece gets done, then there will be probably and integration team that Oracle will put in place, a management team planning team, that will probably correspond to our management and planning team about sort of functional area by functional area on how we want to bring groups over originally and how we’re going to deploy those. I don’t know that we know the answer right now and that’s always sort of a — that wasn’t very helpful answer, but we’re trying to tell you what we do know.

R. DeMuth	So, needless to say, having our skills out in eBiz has never been more important.

P. Green	Can I add something, Perry?

P. Keating	Sure.

P. Green	To what you said and actually, to your point that getting your skills in the skills database is definitely very, very important, but my perspective is the reason why Oracle is acquiring us is because we bring something to the table with our domain expertise, etc. So, I think from a consulting point of view everybody should feel pretty comfortable and, typically, when we go through this process, certainly, when we’ve gone through this process the other way around, we do a very, very careful mapping of kind of the Oracle role and the Siebel role, the skill sets, etc.

It’s not just a spreadsheet exercise. It’s a real exercise that goes down and works with your managers, etc. to do this. But I think from a consulting point of view, this is one of the assets that they’re looking to acquire and continue to grow. So, I wouldn’t feel particularly concerned that they’re going to sunset CRM modules that we have because most of you have got skills in a variety of areas and CDI is important to them, analytics is important to them, CRM is important to them both on sales, service, on marketing.

I don’t see very many of our product areas that they say, “Actually, we don’t need,” because they just don’t have anything that is just anywhere equivalent, so keep your skills in there. Make sure you’re very billable, so get your timesheets in in a very rapid fashion because that always helps in assessing the value of people. But on the whole I’d say don’t worry and we’ll be fine.

P. Keating	And, Paul, I might add to that I think Beth shared with us that Oracle has over 150 open recs for consultants as we speak, so combine that with the fact that I think our consulting and training businesses are going to pick up and I think Siebel skills will be in demand.

P. Green	And even some of our other things like EQA and project management, our methodology, they don’t have anything that is as sophisticated as us. Rick and I and a number of other people, Perry, have been at Oracle and I can absolutely assure you on many of the practices that we have we kind of lead the pack, so I think they will be looking to learn from us a variety of techniques on how to make customers successful in its front office space.

So, they’re buying us because we bring huge value, so it should be an exciting opportunity. And then people have got a much larger organization in which they can begin to continue their professional development and growth and what have you, so for most people, I think this should present a tremendous personal opportunity, as well as a good market opportunity for the companies.

R. DeMuth	Thank you.

Coordinator	Thank you and our next question comes from LaTanya Timmons. You may ask your question.

L. Timmons	Good morning, Perry.

P. Keating	Good morning.

L. Timmons	My question is along the lines of HR as well. It more has to do with the facilities. Do you know anything about the merging of facilities seeing as we’re located, as far as headquarters, like PeopleSoft, here in the Bay Area, would we be looking to go to Bridgepointe? Since I’m in the Emeryville office, I ask. Would we merge facilities with Oracle? Have you had any discussions on that yet?

P. Keating	So, as I understand your question, it’s about facilities and facilities rationalization. So, no, I don’t believe any discussions have already occurred on that subject. I don’t think they will occur until we get done with the acquisition process that Steve articulated. That’s my first thought.

My second thought is that their headquarter space is jam packed, so there is no way they’re taking all the people from Bridgepointe and moving them to Redwood Shores because they don’t have the room for it. They’d have to build two new towers, so I’m sure that there will be sort of an initial plan and then probably execution over time. In smaller regions where you have smaller geographies and less people, it will probably happen faster. The big cities where both companies have a big presence, there are only so many people you can put in so many square feet, so I think that that will probably happen later.

L. Timmons	Thanks.

D. Crace	While we have a moment of silence, Dave Crace here, for the U.S. customer reaction has also been positive in ... and public sector. In fact, I think we’re looking at this as an opportunity to get more business since we’re competing Oracle in certain deals, so we’re just going to say, “Why would you ever buy Oracle? Buy Siebel.”

P. Keating	Yes, they did.

D. Crace	Exactly.

P. Keating	You’d say, “Why would you buy Oracle? They acknowledge.”

D. Crace	Yes. We’re going to be pretty aggressive in trying to use this to our advantage because the facts that have always been there have just been articulated by the enemy, so to speak.

P. Keating	Do you just love it? Larry, has he just given us the best marketing material ever?

D. Crace	Exactly. So, all of my folks are actively working this angle and trying to get deals bigger and, obviously, on the license side, where we have a competitive situation, trying to use it to our advantage. So, hoping in the near-term we’ll get some more revenue and there is always a little bit of a downside, but, in general, this has been really positive feedback from clients so far. So, I think maybe one negative and maybe eight positives so far in my interactions.

P. Keating	Great.

Coordinator	We do have one more question from Seth Groth. You may ask your question.

S. Groth	Yes. Hello, this is Seth Groth out in Atlanta. I’m here with Ron too. Just had a two-fold question really, is there a chance that pay will go down and will there be vacation mapping from one company to another?

P. Keating	So, as I understand it, your question has to do with comp models to comp models and vacation and vacation. Is that fair?

S. Groth	Yes.

P. Keating	So, I’m going to send that one to Beth. I suspect there is no chance that she has an answer, but I’m going to send her the question anyway. So, Beth, are you still on?

Beth	I’m on. I don’t have an answer yet, Seth. Sorry about that. But, generally, just to let you know, no one can take vacation away from you. It’s illegal, so all of your vacation is currently accrued and will accrue up to the time of the close of the acquisition is yours. You will receive it in one way or the other. We will go through a rigorous process. We will compare what are our policies on benefits and vacation and leave of absence and check out what Oracle’s are and figure out the right thing to do for employees kind of post-acquisition.

P. Keating	So, I think the only thing I would add to that is if you think about from Oracle’s perspective or the acquirer’s perspective, I think Paul pointed out we have acquired as well, so we have some experience with this, they want our product suite and they want our engineers and they want our services group. It is not in their interest to have people start walking out the door. They just wrote a great big multi-billion check, so it is certainly in their interest from all employee benefits, all who are we going to keep, all mapping, they just wrote a huge amount of money and they are going to want a return on that money.

So, they’re going to do things that are going to, generally speaking, encourage people to stay. They want us to be Oracle employees. They’re going to want us to service this product line, so I think if the fear is that they’re going to come in and start slashing vacation and slashing comp and all that other kind of stuff, you’d say, “Well, why would I hang around for that?”

So, they’re going to do things that are going to encourage us to stay because they want us to stay. They just wrote a lot of money and bet a whole piece of their future, they fundamentally admitted defeat in CRM marketplace, so, again, they want our products. They want our domain expertise. They want our engineers. They want our services group. They want our education.

They want all that clearly acknowledged by the fact that they just wrote a check and have been out in the press. So, I think, while we don’t know the answer to some of those, we kind of know what their motives are and that makes you feel good.

S. Groth	Yes. That helps.

P. Keating	This isn’t one bank buying another where they’re going to get rid of all the new guy’s ATM machines because they already have ATMs. This is not like one of those kinds of mergers where you’re like we’re in deep trouble. This is very different. This is very friendly, very accretive. They want this. I think they’re going to do things in their interest. They’re not stupid folks.

S. Groth	Alright. Thank you very much.

P. Keating	Thank you and I’ll see you in Atlanta. Are you going to come by and visit? I guess he’s done. Okay. I think we just have a minute or two left.

Beth	Hello, Perry. This is Beth. There is just something I wanted to add while we’re waiting for the next question to come in. I think a lot of the questions that came in are very HR-related and I just wanted to let everybody know I know it’s very frustrating to not have answers to questions around benefits and immigration and work locations and consolidations.

As soon as we can get those answers, we will definitely provide them out to the employee base, but we do have to wait until the antitrust review is completed before we can start sharing that proprietary data and figuring out what is going to be the decision going forward for the combined company. So, it is a little frustrating, but, again, as soon as we have answers to questions, we will be presenting them to employees, but there will be a waiting period while we’re waiting for the antitrust review.

Coordinator	At this time, there are no further questions.

P. Keating	Okay. Great. Thank you all very much for your time. Thank you all for a very exciting first week of work for me. Nothing better than though we were going to have that nice, smooth, ease in kind of transition, so thank you for the excitement. Got the adrenalin pumping early in the process, so that’s always a good thing.

Thank you very much for the management team, really a top notch group of folks. You guys have been world class for a long time and I think the people on this call should be appreciative of the fact that you’ve had such great leadership to work for for quite some time.

We will probably have these on a fairly regular basis. I’m thinking either monthly or every couple of weeks because, certainly, I think there will be lots of news and we want to get all the news out as much as possible to folks. So, I will be out and about. I will be out in Atlanta next week and look forward to seeing the folks there. I’ll probably be hoofing it on to Europe sometime in a couple weeks after that, so look forward to seeing everybody.

Thank you all very much for your time. Good morning, for some of you, hope you enjoy your cup of coffee after this. Good afternoon and good night and this is being recorded, so make sure you tell folks that they can listen in. So, thank you all very much.
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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.